

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2015

Via E-mail
Kevin A. Shields
Chief Executive Officer
Griffin Capital Essential Asset REIT, Inc.
Griffin Capital Plaza
1520 E. Grand Avenue
El Segundo, California 90245

> **Re:** **Griffin Capital Essential Asset REIT, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed March 26, 2015**
> **File No. 333-201835**

Dear Mr. Shields:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 4, 2015 letter.

Selected Companies Analysis, page 157

1.   We note your response to comment 10 of our letter and continue to believe that you should clarify whether the FFO values were all calculated in accordance with the NAREIT FFO definition. As applicable, please describe any material differences in the manner in which FFO was calculated for any of the selected companies compared to the others that may affect comparability.

Certain Unaudited Financial Projections of GCEAR and SOR, page 158

2.   We note your response to comment 7 of our letter. Please revise this section to remove any statements to the effect that investors should not rely on your disclosure. Investors are entitled to rely upon your disclosure.

Certain Unaudited Financial Projections of GCEAR and SOR, pages 158 to 163

3.   We note the projections presented are those of Non-GAAP financial measures.   Please clarify your basis for choosing the Non-GAAP financial measures presented.   Your response should also address whether management makes any projections for traditional GAAP financial measures such as net income (loss) and whether the trends for your Non-GAAP financial measure projections are consistent with its GAAP counterparts.   To the extent these measures have contradictory trends, please explain how your choice of Non-GAAP financial measures are not susceptible of any misleading inferences.

4.   Given your decision to present projections for Non-GAAP financial measures, please clarify how your presentation and disclosures comply with Item 10(e) of Regulation S-K.   Reference is made to Question 102.12 of the Compliance and Disclosure Interpretations on the use of Non-GAAP financial measures, which can be found at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

5.   We note that Funds from Operations for SOR and Modified Funds from Operations for GCEAR are not directly comparable to the similarly titled historical measure defined by NAREIT and the measures provided within the respective MD&A's of either SOR or GCEAR.   To avoid any confusion and provide distinction within the document, please revise the title from Funds From Operations to a title that would differentiate the Non-GAAP financial measure projection presented such as Funds From Operations, as defined below.

6.   Please address how you determined the appropriateness of providing projections for each entity beyond the year 2014.   In your response, address how the nature of your business lends itself toward utilizing projections that cover an extended period for use by the board and financial advisors for the purpose of consideration of a merger transaction.

7.   We note your projections include property-specific assumptions that vary based on property and market-specific conditions.   Please expand your disclosures to quantify these assumptions by providing a range of such assumptions aggregated by the most meaningful category such as industry or geographic concentrations.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

Adjustment e., page F-8

8.   We note your response to comment 17. As these acquisition expenses are included in the historical financial statements and appear to be one-time expenses related to the transaction, please adjust the pro forma financial statements to remove these expenses which should only be disclosed and not included in the pro forma consolidated statement of operations.

You may contact Howard J. Efron at (202) 551-3439 or Wilson K. Lee at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann at (202) 551-3207 or Jennifer Gowetski at (202) 551-3401 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Richard F. Mattern, Esq.
        Baker, Donelson, Bearman, Caldwell & Berkowitz, PC